# FIRST AMENDED AND RESTATED OPERATING AGREEMENT FOR LITTLE LIBROS, LLC

**FIRST AMENDED AND RESTATED OPERATING AGREEMENT**

**OF**

**LITTLE LIBROS, LLC**

**THIS AMENDED AND RESTATED OPERATING AGREEMENT** (this "Agreement") is made as of September 28 2021, by the Persons who are identified as Common or Preferred Series Seed members on Exhibit B attached to this Agreement (each a "Member," and collectively, the "Members"), with reference to the following facts, which are incorporated into this Agreement by this reference.

A. The Articles of Organization (the "Articles") for Little Libros, LLC (the "Company"), a limited liability company under the laws of the State of California, was filed on September 4, 2014, with the California Secretary of State.

B. On September 20, 2014, the founding members, Patricia Rodriguez and Ariana Stein, adopted and approved an operating agreement for the Company (the “Original Operating Agreement”).

C. The Members desire to amend and restate the Original Operating Agreement for the Company under the California Limited Liability Company Act (the "Act").

NOW, THEREFORE, the Members by this Agreement set forth the limited liability company agreement for the Company upon the terms and subject to the condition of this Agreement.

## ARTICLE I. DEFINITIONS.

Capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement and when not so defined shall have the meanings set forth in the Act.

**1.1.** "Act" means the California Revised Uniform Limited Liability Company Act, including amendments thereto from time to time.

**1.2.** "Additional Member" means any Member other than Ariana Stein and Patricia Rodriguez.

**1.3.** "Affiliate" of a Member means (1) any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member. The term "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through membership, ownership of voting securities, by contract, or otherwise.

**1.4.** "Agent" means agent, including, for the avoidance of doubt, a trustee or other fiduciary of a plan, trust, or other entity.

**1.5.** "Agreement" means this Operating Agreement, as originally executed and as amended from time to time.

**1.6.** "Available Cash" means the gross cash proceeds received by the Company during the fiscal year less the amounts used to pay Company expenses, used to repay Company debt, used to purchase capital improvements and the amounts set aside as Reserves, all as reasonably determined by the Manager.

**1.7.** "Book Value" means, with respect to any item of property of the Company, the item's adjusted basis for federal income tax purposes, except as follows:

(a) The Book Value of any property contributed by a Member to the Company shall be the gross fair market value of such property, as mutually agreed by the contributing Member and the Manager.

The Book Value of any item of property of the Company, distributed or deemed distributed to any Member shall be the gross fair market value of such item immediately before such distribution as determined by the Managers; provided, however that the Book Value of property of the Company shall be subject to the adjustments specified in this Agreement.

**1.8.** "Capital Account" means, with respect to any Member, the account maintained and adjusted in accordance with Section 3.2 hereof.

**1.9.** "Capital Contribution" means, with respect to any Member, the amount of the money and the Book Value of any property (other than money) contributed by a Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to in accordance with U.S. Treasury Reg. § 1.704-1(b)(2)(iv)(b)) in exchange for Member Units. A Capital Contribution shall not be deemed a loan.

**1.10.** "Capital Event" means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds derived from the involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

**1.11.** "Cash available for Distribution" means the gross cash receipts of the Company less the portion used to pay or establish Reserves for all Company expenses (including taxes), all as determined by the Managers. Cash Available to Distribution will not be reduced by depreciation, depletion, amortization, cost recovery deduction, or similar allowances,

and will be increased by any reduction of Reserves previously established pursuant to first sentence of this definition.

**1.12.** "Articles of Organization" is defined in California Corporations Code Section 17702.01 of the Act as applied to this Company.

**1.13.** "Change of Control" means: (i) a transaction or series of related transactions in which any person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

**1.14.** "Code" or "IRC" means the Internal Revenue Code of 1986, as amended from time to time.

**1.15.** "Company" means the company named in Section 2.1 hereof.

**1.16.** "Company Minimum Gain" is defined in Section 6.1 hereof.

**1.17.** "Dissolution Event" means: a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company

(excluding a Change of Control or initial public offering), whether voluntary or involuntary.

**1.18.** "Encumber" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law. "Encumbrance" means, with respect to any Member Units, or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

**1.19.** "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells units at a fixed pre-money valuation.

**1.20.** [RESERVED]

**1.21.** "Family Member" means a spouse, parent, sibling (including half-siblings), in-law, child or grandchild, in each case whether natural, adopted or in the process of adoption.

**1.22.** "Financing Price" means the price per unit conversion price of a class of units issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

**1.23.** "Involuntary Transfer" means, with respect to any Member Units, or any element thereof, any Transfer, whether by operation of law, pursuant to court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported Transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors.

**1.24.** “Manager” or “Managers” means the Person(s) named as such in Article V or the Persons who from time to time succeed any Person as a Manager and who, in either case, are serving at the relevant time as a Manager.

**1.25.** “Member” means an initial Member or a Person who otherwise acquires Member Units, as permitted under this Agreement, and who remains a Member.

**1.26.** “Member Nonrecourse Debt” is defined in Section 6.1 hereof.

**1.27.** “Member Nonrecourse Debt Minimum Gain” is defined in Section 6.3 (b) hereof.

**1.28.** “Member Nonrecourse Deductions” is defined in Section 6.1 hereof.

**1.29.** “Member Units” represent a Member’s rights in the Company, collectively, including the Member’s Economic Interest, any right to vote or participate in management, and any right to information concerning the business and affairs of the Company. The Member Units of each Member shall be set forth on Exhibit B hereto.

**1.30.** “Net Loss” is defined in Section 6.1 hereof.

**1.31.** “Net Profit” is defined in Section 6.1 hereof.

**1.32.** “Nonrecourse Deductions” is defined in Section 6.3(c) hereof.

**1.33.** “Nonrecourse Liability” is defined in Section 6.1 hereof.

**1.34.** “Non-Voting Member” means any Member who holds only Preferred Series Seed Units in the Company.

**1.35.** “Person” means an individual, partnership, limited partnership, trust, trustee of a trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

**1.36.** "Percentage Interest" for each Member is calculated by dividing the number of Member Units held by such Member at the time of determination by the total number of outstanding Member Units at the time of determination.

**1.37.** "Proceeding" means any threatened, pending, or completed action, arbitration, hearing, investigation, litigation, suit or proceeding, whether civil, criminal, administrative, judicial or investigative, by or before a governmental or quasi-governmental authority or an arbitrator.

**1.38.** "Profits" is defined in Section 6.1 hereof.

**1.39.** "Pro Rata" means the proportion that a Member's Member Units bears to all outstanding Memmber Units of the same class.

**1.40.** "Regulations" or "Reg." means the income tax regulations promulgated by the United States Department of the Treasury pursuant to the Code, as such Regulations may be amended from time to time.

**1.41.** "Reserves" means the aggregate of reserve accounts that the Managers deem reasonably necessary to meet accrued or contingent liabilities of the Company, reasonably anticipated operating expenses, and reasonably anticipated working capital requirements, in a combined maximum amount of $500,000.

**1.42.** "Spouse" or "spouse" means, with respect to any person, a person who is legally married to such person in his or her state of primary residency; the term "spouse" shall also mean, with respect to any person who has filed a Declaration of Domestic Partnership with the Secretary of State, the domestic partner of such person.

**1.43.** "Successor in Interest" means a Transferee of a Transferable Interest, a successor of a Person by merger or otherwise by operation of law, or a

Person to whom is transferred all or substantially all of the business or assets of a Person.

**1.44.** "Tax Item" means each item of Company taxable income, gain, loss, deduction, or credit, or item thereof.

**1.45.** "Tax Matters Member" means the Person designated as set forth under Section 9.3 hereof or as .

**1.46.** "Third Party Purchaser" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Preferred Series Seed Units or Common Units or (b) is not a permitted transferee of any Person who directly or indirectly owns or has the right to acquire any Common Units or Preferred Series Seed Units).

**1.47.** "Transfer" or "Transferred" means any sale, assignment, transfer, conveyance, pledge, hypothecation, or other disposition voluntarily or involuntarily, by operation of law, with or without consideration, or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order, or other similar sale or seizure by legal process) of all or any portion of any Member Units or Transferable Interest.

**1.48.** "Transferable Interest" means the right, as originally associated with a Person's capacity as a Member, to receive distributions from Company in accordance with the Agreement, whether or not the Person remains a Member or continues to own any part of the right.

**1.49.** "Transferee" means a Person to which all or part of a Transferable Interest or Member Units have been transferred, whether or not the transferor is a Member.

**1.50.** "Transferring Member" means a Member who by means of a Transfer has transferred a Transferable Interest in the Company to a Transferee.

**1.51.** "Unrecovered Capital" means the aggregate amount of cash and the net fair market value of all tangible property initially contributed to the capital of the Company by a Member, less the aggregate amount of cash and the net fair market value of all property distributed to that Member.

**1.52.** "Vote" means a written consent or approval, a ballot cast at a meeting, or a voice vote.

**1.53.** "Voting Interest" means, with respect to a Member, the right to vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement.

**1.54.** "Voting Member" means any Member who holds Common Units.

## ARTICLE II. ORGANIZATION.

**2.1.** **Name.** The name of the Company shall be "Little Libros, LLC" or shall do business as "Lil' Libros." The Company may conduct business under those names or any other name approved by the Managers.

**2.2.** **Term.** The term of the Company commenced as of the date of the filling of the Articles of Organization and shall continue in perpetuity unless sooner terminated by the provisions of this Agreement or as provided by law.

**2.3.** **Office and Agent.** The principal executive office of the Company is 1960 Hawkins Circle, Los Angeles, California 90001, or such other place or places as may be determined by the Managers from time to time. The agent for service of process on the Company is Ariana Stein whose street address is 1960 Hawkins Circle, Los Angeles, California 90001. The

Managers may from time to time change the Company's agent for service of process.

2.4. **Business of the Company.** The Company may transact or engage in any business that may be conducted in limited liability company form and engage in such other activities relating or incidental to such business as are reasonable in the opinion of the Voting Members to further such business.

## ARTICLE III. CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS AND PERCENTAGE INTERESTS.

3.1. **Capital Contributions.** Upon the date of admission of an Additional Member in accordance with Section 4.3 of this Agreement, or on such later date as the Managers, from time to time, shall agree in writing, each Additional member shall make a Capital Contribution to the Company in such amount and in such form as the Mangers deem in the best interests of the Company. Subject to approval of the Members holding at least a majority of the Common Units, the Managers, on behalf of the Company, may issue Common Units or Preferred Series Seed Units to additional Members for such Capital Contributions or services as the Managers deem appropriate without requirement of any such further act, approval or vote of any other Persons. Additional contributions to the capital of the Company shall be made only with the unanimous consent of the Voting Members. Except as provided in this Agreement, no Member may withdraw his or her capital contribution.

3.2. **Capital Accounts.**

(a) The Company shall establish an individual capital account ("Capital Account") for each Member in accordance with the provisions of

Treasury Regulations Section 1.704-1(b)(2)(iv). The Company shall determine and maintain each Capital Account. Upon a valid transfer of a Member's units in the Company ("Membership Units"), such Member's Capital Account shall carry over to the new owner to the extent such Capital Account relates to the Membership Units transferred. Each Member's Capital Account shall be determined and maintained throughout the term of the Company in accordance with the requirements of Section 704(b) of the Internal Revenue Code of 1986, as amended from time to time, and the applicable Treasury Regulations thereunder.

(b) The Company shall revalue the Capital Accounts of the Members in accordance with Treasury Regulation section 1.704-1(b)(2)(iv)(f) at the following times: (a) immediately prior to the contribution of more than a de minimis amount of money or other property to the Company by a new or existing Member as consideration for an interest in the Company; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; (c) the liquidation of the Company within the meaning of Treas. Reg. Section 1.704-1(b)(2)(ii)(g); and (d) in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity or in anticipation of being a Member; provided, however, that adjustments pursuant to clauses (a), (b) and (d) need not be made if the Tax Representative reasonably determines that such adjustments are not necessary or appropriate to reflect the relative economic interests of the Members.

3.3. **No Interest.** The Company shall not pay any interest on capital contributions.

3.4. **Member Units.** The Company shall issue to the Members the Units set forth in Exhibit B. Subject to the approval of the Members holding not less than a majority of the Common Units, the Managers may cause the Company to issue up to Five Hundred Thousand (500,000) additional Preferred Series Seed Units for such Capital Contribution, property or services as the Managers deem appropriate. If additional Members are admitted to the Company or any other transaction or change in circumstance causes a change in the Members' Member Units, Exhibit B shall be appropriately amended to reflect the then Member Units of the Members.

## ARTICLE IV. MEMBERS.

4.1. **Members.** Each of the parties to this Agreement, and each Person admitted as a Member of the Company pursuant to this Operating Agreement, shall be Members of the Company until they cease to be Members in accordance with provisions of this Operating Agreement. Upon the admission of any new Member, Exhibit A and B attached to this Agreement shall be amended accordingly.

4.2. **Classes of Units.** The membership units of the Company shall consist of two classes: (1) Common, Voting, Membership Units ("Common Units") and (2) Preferred Series Seed Non-Voting Membership Units ("Preferred Series Seed Units"). Each class shall be identical in all respects, except that the non-voting units shall carry no right to participate in the management of the Company and no right to vote on any matter presented to the Members for their vote or approval. The Members holding the Common Units are collectively referred to in this Agreement

as the “Voting Members.” The Members holding the Preferred Series Seed Units are collectively referred to herein as the “Non-Voting Members.”

4.3. **Admission of Additional Members.** Additional Members may be admitted with the approval of all Voting Members. Additional Members will be admitted as new Voting Members or Non-Voting Members and participate in the "Net Profit," "Net Loss" (as such terms are defined in Section 6.1), and distributions of the Company on such terms as are determined by the Voting Members. Exhibit A shall be amended upon the admission of an additional Member to set forth such Member's name and capital contribution.

4.4. **Withdrawals or Resignations.** No Member may withdraw, retire or resign from the Company except as provided for in this Agreement.

4.5. **Power of Attorney.** Each Non-Voting Member hereby irrevocably designates the Voting Members, including their successors in interest, as such Non-Voting Member's true and lawful attorney in such Member's name, place and stead to execute and acknowledge: (i) any certificate or other instrument required to be filed by the Company; and (ii) any and all documents appropriate or necessary in connection with the continuation, termination or dissolution of the Company. The creation of the foregoing power of attorney is coupled with an interest and is irrevocable.

4.6. **Limited Liability.** Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise.

## ARTICLE V. MANAGEMENT AND CONTROL OF THE COMPANY.

**5.1. Managers**. The Company shall be managed and all its powers shall be exercised by or under the direction of the Managers. The Managers shall have all authority, rights and powers conferred by law and those required or incident to the management of the Company's business, which, by way of illustration, shall include the right, authority and power to:

(a) Manage the day-to-day operation of the business of the Company;

(b) Enter into such contracts and agreements as the Managers determine to be reasonably necessary or appropriate in connection with the Company's business and purpose (including contracts with Affiliates of the Managers or Members), and any contract of insurance that the Managers deem necessary or appropriate for the protection of the Company, the Members and the Managers, including errors and omissions insurance, for the conservation of Company assets, or for any purpose convenient or beneficial to the Company;

(c) Employ Persons, who may be Affiliates of the Managers or the Members, in the operation and management of the business of the Company;

(d) Prepare or cause to be prepared reports, statements, and other relevant information for distribution to the Members;

(e) Open accounts and deposits and maintain funds in the name of the Company in banks, savings and loan associations, "money market" mutual funds and other instruments as the Managers may deem in their discretion to be necessary or desirable;

(f) Cause the Company to make or revoke any of the elections referred to in the Code;

(g) Determine the appropriate accounting method or methods to be used by the Company;

(h) Require in any Company contract that neither the Managers nor the Members shall have any personal liability, but that the Person contracting with the Company is to look solely to the Company and its assets for satisfaction;

(i) Lease personal property for use by the Company;

(j) Perform any and all other acts which the Managers are obligated to perform hereunder; and

(k) Execute, acknowledge and deliver any and all instruments to effectuate the foregoing and take all such actions in connection therewith as the Managers, in the Managers' reasonable discretion, deems necessary or appropriate.

**5.2. Manager Authority.** Subject to any restrictions imposed by the Voting Members: Any Manager, acting alone, is authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts. All checks, drafts, and other instruments obligating the Company to pay money may be signed by any one Manager. The Manager shall be authorized to sign contracts and obligations on behalf of the Company, subject to such restrictions as the Voting Members may impose.

**5.3. No Personal Liability.** Except as otherwise provided in the California Act, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation or liability of the Company or of any Company Subsidiaries, whether arising in contract, tort or otherwise, solely by reason of being a Manager.

**5.4. Devotion of Time.** Each Manager shall devote whatever time or effort as he or she deems appropriate for the furtherance of the Company's business.

**5.5. Manager Compensation.** Managers of the Company shall be entitled to such compensation for their services as the Managers shall approve.

**5.6. Other Activities.** It is acknowledged that a Manager has other business interests to which such party devotes part of its time. The Managers shall devote such time to the conduct of the business of the Company as the Managers, in a Manager's reasonable discretion, deems necessary for the operation of the business of the Company.

**5.7. Number and Qualifications of the Managers.** The authorized number of Managers shall be two (2). The authorized number of Managers may be changed from time to time upon the affirmative vote of the Voting Members. A manager must be an individual who is at least 18 years of age. A Manager may, but need not, be a Member of the Company. Each Manager shall hold office until he or she resigns or is removed in accordance with the terms of this Agreement.

**5.8. Election and Removal of Managers.** Managers shall be elected by the affirmative vote or written consent of the holders of a majority of the Units owned by the Voting Members. Any Manager may be removed at any time, with or without cause, by the affirmative vote or written consent of the holders of a majority of the outstanding Member Units owned by the Voting Members. Any removal shall be without prejudice to the rights and obligations, if any, of such removed Manager as a Member and shall not constitute a withdrawal of a Member.

**5.9. Resignation of a Manager.** Any Manager may resign at any time by giving written notice to the Members and remaining Managers without prejudice

to the rights, if any, of the Company under any contract to which the Manager is a party. The resignation of any Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the written notice. Unless otherwise specified in the written notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights and obligations as a Member and shall not constitute a withdrawal of a Member. The dissociation of a Member that is also a Manager removes that Person as a Manager.

5.10. **Vacancy.** Any vacancy for any reason in the number of Managers may be filled by the affirmative vote or written consent of the holders of a majority of the outstanding Member Units owned by the Voting Members.

5.11. **Initial Managers.** The initial Managers who shall hold office from and after the date of this Agreement until their respective successors are elected and qualified are Patricia Rodriguez and Ariana Stein.

5.12. **Transactions Between the Company and the Members.** Notwithstanding that it may constitute a conflict of interest, a Manager, directly, or through an Affiliate may engage in any transaction with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of similarly performing them or if Voting Members holding a majority of the Common Voting Membership Units held by the Members having no interest in such transaction (other than their interests as Members) approve the transaction in writing.

5.13. **Officers.**

(a) Appointment of Officers. The Managers may appoint officers at any time. The officers of the Company, if deemed necessary by the Managers, may include a Chief Executive Officer ("CEO"), Chief Operating Officer ("COO"), Chief Creative Officer ("CCO"), Secretary, and Chief Financial Officer ("CFO"). The officers shall serve at the pleasure of the Voting Members, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. No officer need be a resident of the State of California or citizen of the United States. If a Voting Member is not an individual, such Voting Member's officers may serve as officers of the Company only if elected by the Voting Members. The officers shall exercise such powers and perform such duties as specified in this Agreement and as shall be determined from time to time by the Voting Members.

(b) Removal, Resignation and Filling of Vacancy of Officers. Subject to the rights, if any, of an officer under a contract of employment, any officer may be removed, either with or without cause, by the Voting Members at any time.

Any officer may resign at any time by giving written notice to the Voting Members. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in this Agreement for regular appointments to that office.

(c) Salaries of Officers. The salaries of all officers and agents of the Company shall be fixed by a resolution of the Voting Members.

(d) Duties and Powers of the CEO. The CEO, shall, if present, preside at meetings of the Members, and exercise and perform such other powers and duties as may be from time to time assigned to him or her by the Voting Members or prescribed by this Agreement. The CEO shall, subject to the control of the Voting Members, have general and active management of the business of the Company and shall see that all orders and resolutions of the Voting Members are carried into effect. He or she shall have the general powers and duties of management usually vested in the office of a president of a corporation, and shall have such other powers and duties as may be prescribed by the Voting Members or this Agreement.

The CEO shall execute leases, financing statements, bonds, mortgages and other contracts requiring a seal, under the seal of the Company, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Voting Members to some other officer or agent of the Company.

(e) Duties and Power of the CCO. The CCO shall be charged with the creative strategy and output of the Company, including the Company's brand and its outreach to consumers, collaborative partners. The CCO shall perform such other duties and have such other powers as the Voting Members, by resolution, may from time to time prescribe.

(f) Duties and Powers of the COO. The COO shall be charged with the operations of the Company and, shall, in the absence or incapacity of

the CEO, perform the duties and exercise the powers of the CEO and shall perform such other duties and have such other powers as the Voting Members, by resolution, may from time to time prescribe.

(g) Duties and Powers of Secretary. The secretary shall attend all meetings of the Members, and shall record all the proceedings of the meetings in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the Members and shall perform such other duties as may be prescribed by the Voting Members. The secretary shall have custody of the seal, if any, and the secretary shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature. The Voting Members may give general authority to any other officer to affix the seal of the Company, if any, and to attest the affixing by his or her signature.

The secretary shall keep, or cause to be kept, at the principal executive office or at the office of the Company's transfer agent or registrar, as determined by resolution of the Voting Members, a register, or a duplicate register, showing the names of all Members and their addresses, their Membership Units, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation. The secretary shall also keep all documents relating to the ownership and operation of the Company and such documents as may be required under the Act. The secretary shall perform such other duties and have such other authority as may be prescribed elsewhere in this Agreement or from time to time by the Voting Members. The

secretary shall have the general duties, powers and responsibilities of a secretary of a corporation.

If the Voting Members choose to appoint an assistant secretary or assistant secretaries, the assistant secretaries, in the order of their seniority, in the absence, disability or inability to act of the secretary, shall perform the duties and exercise the powers of the secretary, and shall perform such other duties as the Voting Members may from time to time prescribe.

(h) Duties and Powers of Chief Financial Officer. The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, and Membership Units. The books of account shall at all reasonable times be open to inspection by any Member.

The chief financial officer shall have the custody of the funds and securities of the Company, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company, and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Voting Members.

The chief financial officer shall disburse the funds of the Company as may be ordered by the Voting Members, taking proper vouchers for such disbursements, and shall render to the president and the Members, at their regular meetings, or when Voting Members so require, at a meeting of the Members, an account of all his or her

transactions as treasurer and of the financial condition of the Company.

The chief financial officer shall perform such other duties and shall have such other responsibility and authority as may be prescribed elsewhere in this Agreement or from time to time by the Voting Members. The chief financial officer shall have the general duties, powers and responsibility of a chief financial officer of a corporation, and shall be the chief financial and accounting officer of the Company.

If the Voting Members choose to elect an assistant treasurer or assistant treasurers, the assistant treasurers in the order of their seniority shall, in the absence, disability or inability to act of the chief financial officer, perform the duties and exercise the powers of the chief financial officer, and shall perform such other duties as the Voting Members shall from time to time prescribe.

(i) Acts of Officers as Conclusive Evidence of Authority. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other person, when signed by the chairperson, the president or any vice president and any secretary (or any assistant secretary), the chief financial officer (or any assistant treasurer) of the Company, is not invalidated as to the Company by any lack of authority of the signing officers in the absence of actual knowledge on the part of the other person that the signing officers had no authority to execute the same.

(j) Signing Authority of Officers. Subject to any restrictions imposed by the Voting Members, any officer, acting alone, is authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company and to sign contracts and obligations on behalf of the Company.

(k) Initial Officers. Without limiting the foregoing provisions regarding the appointment of officers, and without limiting the ability of the Voting Members to appoint or remove officers, the following shall apply with respect to the initial officers of the Company, who shall, absent action by the Voting Members, serve as stated below without having to be specifically appointed by action of the Voting Members:

Ariana Stein and Patricia Rodriguez shall serve as Co-CEOs of the Company.

Patricia Rodriguez shall also serve as the CCO of the Company.

Ariana Stein shall also serve as the COO, Chief Financial Officer and Secretary of the Company.

For purposes of this Agreement, "incapacity" shall be established by the written opinion of two licensed treating physicians not related by blood or marriage to any Member or officer, trustee of a Member, or controlling or managing person of a Member. A formal adjudication of incompetence by a court shall not be required.

## ARTICLE VI. ALLOCATIONS OF NET PROFIT AND NET LOSS AND DISTRIBUTIONS.

6.1. **Definitions.** When used in this Agreement, the following terms shall have the meanings set forth below:

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Company Minimum Gain" shall have the meaning ascribed to the term "Partnership Minimum Gain" in the Treasury Regulations Section 1.704-2(d).

"Member Nonrecourse Debt" shall have the meaning ascribed to the term "Partner Nonrecourse Debt" in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Deductions" shall mean items of Company loss, deduction or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt.

"Net Profit" and "Net Loss" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for that period, determined under Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code will be included in taxable income or loss), with the following adjustments: (a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profit or Net Loss will be added to such taxable income or loss; (b) Any expenditures of the Company described in Section 705(a)(2)(b) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profit or Net Loss will be subtracted from such taxable income or loss; (c) Compensation to any Member for services to the Company will be treated either as payroll or as "guaranteed payments" pursuant to Section 707(c) of the Code and will be deducted in calculating Net Profit and Net Loss; and (d) If Capital Accounts of Members have been adjusted pursuant to an event described

in Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5), gain or loss resulting from any disposition of assets (whether for sale of a single asset or all of the Company's assets) will be computed by reference to the most recent value of those assets used in adjusting Capital Accounts pursuant to such event, rather than the adjusted tax basis of those assets.

"Nonrecourse Liability" shall have the meaning set forth in Treasury Regulations Section 1.752-1(a)(2).

"Treasury Regulations" shall mean the final or temporary regulations that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

6.2. **Allocation of Net Profit.** After giving effect to the special allocations set forth in Section
6.4., Net Profits may be allocated among the Members, at the sole discretion of the Managers, to all the Members, in proportion to each Members' Percentage Interest.

6.3. **Allocation of Net Losses.** After giving effect to the special allocations set forth in Section 6.4 below, Net Losses may be allocated to the Members holding Common Units, Pro Rata, in proportion to such units held.

6.4. **Regulatory Allocations.** The following allocations shall apply:

(a) Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, in subsequent fiscal years) in an amount equal to the portion of such Member's share of the net decrease in Company Minimum Gain that is allocable to the disposition of Company property subject to a Nonrecourse Liability, which share of such net decrease shall be determined in accordance with Treasury

Regulations Section 1.704-2(g)(2). Allocations pursuant to this Section 6.4(a) shall be made in proportion to the amounts required to be allocated to each Member under this Section 6.4(a). The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f). This Section 6.4(a) is intended to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Chargeback of Minimum Gain Attributable to Member Nonrecourse Debt. If there is a net decrease in Company Minimum Gain attributable to a Member Nonrecourse Debt, during any fiscal year, each member who has a share of the Company Minimum Gain attributable to such Member Nonrecourse Debt (which share shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5)) shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, in subsequent fiscal years) in an amount equal to that portion of such Member's share of the net decrease in Company Minimum Gain attributable to such Member Nonrecourse Debt that is allocable to the disposition of Company property subject to such Member Nonrecourse Debt (which share of such net decrease shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5)). Allocations pursuant to this Section 6.4(b) shall be made in proportion to the amounts required to be allocated to each Member under this Section (b). The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 6.4(b) is intended to comply with the minimum gain chargeback requirement contained

in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Nonrecourse Deductions. Any nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(b)(1)) for any fiscal year or other period shall be allocated to the Members in proportion to their Percentage Interests.

(d) Member Nonrecourse Deductions. Those items of Company loss, deduction or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt for any fiscal year or other period shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such items are attributable in accordance with Treasury Regulations Section 1.704-2(i).

(e) Qualified Income Offset. If a Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), or any other event creates a deficit balance in such Member's Capital Account in excess of such Member's share of Company Minimum Gain, items of Company income and gain shall be allocated to such Member in an amount and manner sufficient to eliminate such excess deficit balance as quickly as possible. Any special allocations of items of income and gain pursuant to this Section 6.4(e) shall be taken into account in computing subsequent allocations of income and gain pursuant to this Article VII so that the net amount of any item so allocated and the income, gain and losses allocated to each Member pursuant to this Section 6.4(e) to the extent possible, shall be equal to the net amount that would have been allocated to each such Member

pursuant to the provisions of this Article VII if such unexpected adjustments, allocations or distributions had not occurred.

(f) Curative Allocations. The allocations under Section 6.3 (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section. Therefore, notwithstanding any other provision in this Article VI (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner the Managers determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 6.2 and 6.3taking into account future Regulatory Allocations that are likely to offset other Regulatory Allocations previously made. Notwithstanding any provision of this Agreement to the contrary, the Managers shall be authorized to make, in their sole discretion, appropriate amendments to the allocation of items pursuant to this Agreement (i) in order to comply with Section 704(c) of the code or applicable Regulations, (ii) to properly allocate items of income, gain, loss, deduction and credit to those Members who bear the economic burden or benefit associated therewith, (iii) to otherwise cause the Members to achieve the economic objectives underlying this Agreement (as reasonably

determined by the Members holding a majority of the outstanding Common Voting Membership Units), or (iv) to account for any changes after the date of this Agreement in applicable tax law, regulations or interpretations, or any errors, ambiguities, inconsistencies or omissions in this Agreement with respect to allocations to be made to Capital Accounts that would, individually or in the aggregate, cause the Members not to achieve in any material respect, the economic objectives underlying this Agreement.

(g) Limitation on Losses. The losses allocated pursuant to Section 6.3 in this Agreement shall not exceed the maximum amount of losses that can be so allocated without causing any Member to have a Deficit Capital Account at the end of any Fiscal Year. In the event some but not all of the Members would have Deficit Capital Accounts as a consequence of an allocation of losses pursuant to Section 6.3, the limitation set forth in this Section 6.4 shall be applied on a Member by Member basis so as to allocate the maximum permissible losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

6.5. **Tax Allocations.** All items of income, gain, loss or deduction of the Company shall be allocated among the Members for federal income tax purposes in a manner consistent with the allocation of the corresponding items to the Members under Sections **Error! Reference source not found.** and 6.3, and all credits of the Company shall be allocated among the Members for federal income tax purposes in accordance with their Percentage Interests. Notwithstanding the foregoing, to the extent required by Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, deduction and credit with respect to any property shall, solely for tax purposes (and not for purposes of maintaining the Capital Accounts hereunder), be allocated among the

Members so as to take account of any variation between the adjusted basis of such property for federal income tax purposes and its fair market value, as reasonably determined by Members holding a majority of the Common Units. Any elections or other decisions relating to such allocation shall be made by the Tax Matters Member as determined by the Managers.

6.6. **Distribution of Assets by the Company.** Subject to applicable law and any limitations contained elsewhere in this Agreement, including as provided for in Article VIII of this Agreement, Cash available for Distribution for each Fiscal Year shall be distributed, at such times as the Managers, in their discretion, may determine (the "Distribution Date") and allocated to the Members, pro rata in proportion to the Member Units held.

6.7. **Tax Withholding.** The Company is authorized: (i) to withhold from distributions or other payments to a Member any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local tax law and any amounts for which a Member is liable pursuant to Section 6.4 and (ii) to pay over any such amounts to the applicable federal, state or local taxing authority to the extent required by applicable law. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to a Member shall be treated as amounts distributed to such Member pursuant to Section 6.6, or any other provision entitling a Member to receive distributions in redemption of such Member's Units, as applicable for all purposes of this Agreement.

6.8. **Distribution for Taxes.** The Company shall make a reasonable effort to distribute to the Members on or before each April 10 of the following Fiscal Year a sum of at least equal to the taxable income for the preceding

Fiscal Year times an assumed tax rate equal to the sum of the highest tax rate imposed on individuals under the IRC, plus the highest income tax rate imposed on individuals in the state of California, less any distributions for taxes previously made, any tax amount deemed distributed in accordance with Sections 6.5 and 6.6 above.

## ARTICLE VII. TRANSFER AND ASSIGNMENT OF UNITS.

7.1. **Transfer and Assignment of Units.** No Member shall be entitled to transfer, assign, convey, sell, encumber or in any way alienate all or any part of its Membership Units (collectively, "transfer") except with the prior approval of all the Voting Members, which approval may be given or withheld in the sole discretion of the Voting Members.

7.2. **Substitution of Members.** A transferee of Member Units shall have the right to become a substitute Member only if (i) consent of the Voting Members is given in accordance with Section 7.1, (ii) such person executes an instrument satisfactory to the Voting Members accepting and adopting the terms and provisions of this Agreement, and (iii) such person pays any reasonable expenses in connection with his or her admission as a New Member. The admission of a substitute Member shall not release the Member who assigned the Membership Units from any liability that such Member may have to the Company.

7.3. **Transfers in Violation of this Agreement and Transfers of Partial Membership Units.** Upon a transfer in violation of this Article VII, the transferee shall not have the right to vote or participate in the management of the Company or to exercise any rights of a Member, regardless of whether the Units transferred are Common Units or Preferred Series Seed Units. Such transferee shall only be entitled to receive the share of the Company's Net Profit, Net Loss and distributions

of the Company's assets to which the transferor would otherwise be entitled. Notwithstanding the immediately preceding sentences, if, in the determination of the remaining Voting Members, a transfer in violation of this Article VII would cause the termination of the Company under the Code or the Act, in the sole discretion of the remaining Voting Members, the transfer shall be null and void.

7.4. **Transfer to Trust.** Notwithstanding any other provision of this Agreement to the contrary, a Member, who is a natural person, may transfer all or any portion of her or his Member Unit to any revocable trust created for the benefit of the Member, or for the benefit of any combination between or among the Member and/or a family member of the Member; provided that the Member retains a beneficial interest in the trust. A transfer of a Member's beneficial interest in such trust shall be deemed void and shall not be deemed legally valid.

7.5. **Drag-Along Rights**. In the event that if one of more Members, holding no less than a majority of all the Common Units (such Member or Members, the "Dragging Member"), proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "Drag-along Sale"), the Dragging Member shall have the right, after giving notice set forth below, to require that each other Member (each, a "Drag-along Member") participate in such sale. In order to exercise such right, the Dragging Member shall give written notice to the Members no later than fifteen (15) days prior to the consummation of Change of Control of the Company that is subject to the rights. If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each

Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with Section 10.3.

7.6. **Drag-along Member Cooperation**. Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; *provided*, that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided*, *further*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the

agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 10.04(d)(iii).

7.7. **Option to Sell Preferred Series Seed Units**. As permitted by this Agreement and applicable law, each Member that holds Preferred Series Seed Units, shall have an option, but not an obligation, to sell all or a portion of a Member's Preferred Series Seed Units for the fair market value of such units, as determined by an independent appraiser of securities chosen by the Company. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined above).

7.8. **Calculation of Repurchase Value.** For purposes of Section 7.7, the Repurchase Value shall be determined by multiplying the number of units, held by the Member who elected the option to sale, by the appraised fair market value of the Preferred Series Seed Units as performed by an independent appraiser selected by the Company.

## ARTICLE VIII. MEMBER REPRESENTATIONS; PRIVATE OFFERING EXEMPTION

8.1. By execution and delivery of this Agreement or a Joinder Agreement, as applicable, each of the Members represents and warrants to the Company, the Managers and other Members and acknowledges that:

(a) The Member Units have not been registered under the Securities Act of 1933, as amended, or qualified under the securities laws of any other jurisdiction, in reliance, in part, on such Member's representations, warranties and agreements herein;

(b) Such Member has (i) a preexisting, business relationship with the Company or one or more of the its officers or Managers, or (ii) by reason of his, her or its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, such Member is capable of evaluating risks and merits of an investment in the Company and of protecting his, her or its own interests in connection with this investment;

(c) Such Member Units are being acquired for the Member's own account solely for investment and not with a view to resale or distribution thereof;

(d) If the Member Units were acquired via Regulation Crowdfunding, such Member confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Crowdfunding Portal (the "Portal"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Member Units. It is understood that the information and explanations related to the terms and conditions of the Member Units provided in the Form C and accompanying offering statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Member Units. The Member confirms that neither the Company, the Portal or any of their respective affiliates is acting or has acted as an advisor to the it, him or her in deciding to invest in the Member Units. The Member acknowledges that neither the Company, the Portal nor any of their respective affiliates made any representation regarding the proper characterization of the Member Units for

purposes of determining the undersigned's authority or suitability to invest in the Member Units.

(e) The determination of such Member to acquire Member Units has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company that may have been made or given by any other Member or by any agent or employee of any other Member;

(f) Such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time, including the total loss thereof;

(g) He or she has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, article or any other form of advertising or general solicitation with respect to the sale of the Membership Units;

(h) This Agreement is valid, binding and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity); and

(i) If applicable, neither the issuance of any Units to any Member nor any provision contained herein will entitle the Member to remain in the employment of the Company or any Company subsidiary or affect the right of the Company or any Company Subsidiary to terminate the Member's employment at any time for any reason, other than as

otherwise provided in such Member's employment agreement or other similar agreement with the Company or Company subsidiary, if applicable.

None of the foregoing shall replace, diminish or otherwise adversely affect any Member's representations and warranties made by it in any Subscription Agreement or Award Agreement, as applicable.

## ARTICLE IX. ACCOUNTING, RECORDS, REPORTING BY MEMBERS.

9.1. **Books and Records.** The books and records of the Company shall be kept with the accounting methods followed for federal income tax purposes. The Company shall maintain at its principal office in California all of the following:

(a) A current list of the full name and last known business or residence address of each Member set forth in alphabetical order, together with the capital contributions, Capital Account, Membership Units and Percentage Interests of each Member;

(b) A copy of the Certificate of Formation and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate of Formation or any amendments thereto have been executed;

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(d) A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

(e) Copies of the financial statements of the Company, if any, for the six (6) most recent fiscal years; and

(f) The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) fiscal years.

9.2. **Reports.** The Company shall cause to be filed, in accordance with the Act, all reports and documents required to be filed with any governmental agency. The Company shall cause to be prepared at least annually information concerning the Company's operations necessary for the completion of the Members' federal, state and local income tax returns. The Company shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year (i) such information as is necessary to complete the Member' federal and state income tax returns and (ii) a copy of the Company's federal, state, and local income tax or information returns for the year.

9.3. **Tax Matters for the Company.**

(a) The Members holding a majority of the Common Units shall designate a "Tax Matters Member," or "Tax Representative" who shall be the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code prior to its amendment by the Bipartisan Budget Act of 2015 ("BBA")) If any state or local tax law provides for a partnership representative or person having similar rights, powers, authority or obligations (including as a tax matters partner), the Tax Representative shall also serve in such capacity. If a Tax Matters Member ceases to serve as such for any reason, the Company itself will automatically and immediately become the new (acting) Tax Matter Member until Members holding a majority of the

Common Units appoint a new Tax Matter Member . The Tax Representative shall have all of the rights, authority and power, and shall be subject to all of the obligations, of a partnership representative to the extent provided in the Code and the Treasury Regulations, and the Members hereby agree to be bound by any actions taken by the Tax Representative in such capacity; provided, that the Tax Representative shall not (i) settle any material tax claim or (ii) make an election under Section 6221(b) or 6226, in each case, without the consent of Members holding a majority of the Common Voting Membership Units.

(b) Each Member agrees to indemnify the Company to the extent of such Member's share of any imputed underpayment (or similar amount under local or state law) promptly upon written notice of the Company. The initial Tax Matters Member shall be Ariana Stein. Each Member agrees to provide promptly and to update as necessary at any times requested by the Tax Matters Member, all information, documents, self-certifications, tax identification numbers, tax forms, and verifications thereof, that the Tax Matters Member deems necessary in connection with any matter of the Company relating to taxation. Each Member covenants and agrees to take any action reasonably requested by the Company in connection with an election by the Company under Section 6221(b) or 6226 of the Code, or an audit or a final adjustment of the Company by a taxing authority (including, without limitation, promptly filing amended tax returns and promptly paying any related taxes, including penalties and interest). The provisions of this Section 9.3 shall survive the termination of this Agreement.

## ARTICLE X. DISSOLUTION AND WINDING UP.

**10.1. Conditions of Dissolution.** The Company shall dissolve upon the occurrence of any of the following events:

(a) Upon the happening of any event of dissolution specified in the Articles of Organization and any amendments thereto, if applicable ;

(b) Upon the entry of a decree of judicial dissolution under the Act;

(c) Upon the unanimous written consent of the Managers;

(d) Upon the vote of Voting Members holding at least sixty-six and two-thirds percent (66 2/3%) of the Common Voting Membership Units; or

(e) The sale of all or substantially all of the assets of the Company.

No other event or occurrence shall cause a dissolution or, if it does, the Members shall

continue the Company.

**10.2. Winding up.** Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up. The Company shall give written notice of the commencement of the dissolution to all of its known creditors.

**10.3. Order of Payment of Liabilities Upon Dissolution.** After determining that all known debts and liabilities of the Company have been paid or adequately provided for, the remaining assets shall be distributed to the Members in accordance with their positive Capital Account balances, after taking into account allocations of Net Profit and Net Loss for the Company's taxable year during which liquidation occurs.

**10.4. Limitations on Payments Made in Dissolution.** Except as otherwise specifically provided in this Agreement, each Member shall be entitled to

look only to the assets of the Company for the return of his or her positive Capital Account balance and shall have no recourse for his or her Capital Contribution and/or share of Net Profits against any other Member except as provided in Article XI.

10.5. **Certificate of Cancellation.** Upon the completion of the winding up of the Company's affairs, the Company shall file a Certificate of Cancellation with the California Secretary of State.

## ARTICLE XI. INDEMNIFICATION.

11.1. **Indemnification of Agents.** The Company shall indemnify any Member and may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a Member, officer, employee or other agent of the Company or that, being or having been such a Member, officer, employee or agent, he or she is or was serving at the request of the Company as a manager, director, officer, employee, trustee or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other entity as described in Section 18-101(13) of the Act (all such persons being referred to hereinafter as an "agent"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit.

## ARTICLE XII. MISCELLANEOUS.

12.1. **Counsel to the Company.** Counsel to the Company may also be counsel to any Member or any Affiliate of a Member. The Company selected Alex Bruno, Bruno Group Inc. ("Company Counsel") as legal counsel to the Company. Each Member acknowledges that Company Counsel does not

represent any Member in the absence of a clear and explicit agreement to such effect between the Member and Company counsel, and that in the absence of any such written agreement Company Counsel shall owe no duties directly to a Member.

12.2. **Complete Agreement.** This Agreement and the Articles of Organization constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and therein, and shall replace and supersede all prior written and oral agreements among the Members.

12.3. **Binding Effect.** Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

12.4. **Interpretation.** All pronouns shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his or her counsel.

12.5. **Jurisdiction.** Each Member hereby consents to the exclusive jurisdiction of the state and federal courts sitting in California in any action on a claim arising out of, under or in connection with this Agreement or the

transactions contemplated by this Agreement. Each Member further agrees that personal jurisdiction over him or her may be effected by service of process by registered or certified mail addressed as provided in Section 12.8 of this Agreement, and that when so made shall be as if served upon him or her personally within the State of California.

12.6. **Arbitration.** Except as otherwise provided in this Agreement, any controversy between the parties arising out of this Agreement shall be submitted to the American Arbitration Association for arbitration in Los Angeles, California. The costs of the arbitration, including any American Arbitration Association administrative fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration. Attorneys' fees may be awarded to the prevailing or most prevailing party at the discretion of the arbitrator. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law.

12.7. **Severability.** If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

12.8. **Notices.** Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing (which may include facsimile) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address specified in Exhibit A hereto. Any party may, at any time by giving five (5) days'

prior written notice to the other Members, designate any other address in substitution of the foregoing address to which such notice will be given.

12.9. **Amendments.** All amendments to this Agreement will be in writing and require the approval of Voting Members owning, in the aggregate, two thirds (2/3) of the outstanding Common Units of the Company.

12.10. **Multiple Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

12.11. **Attorney Fees.** In the event that any dispute between the Company and the Members or among the Members should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorney fees and costs incurred in enforcing such judgment and an award of prejudgment interest from the date of the breach at the maximum rate allowed by law. For the purposes of this Section: (a) attorney fees shall include, without limitation, fees incurred in the following: (1) post-judgment motions; (2) contempt proceedings; (3) garnishment, levy, and debtor and third party examinations; (4) discovery; and (5) bankruptcy litigation and (b) prevailing party shall mean the party who is determined in the proceeding to have prevailed or who prevails by dismissal, default or otherwise.

**12.12. Remedies Cumulative.** The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

**12.13. Consent of Spouse.** Within thirty (30) days after any individual becomes a Member or a Member marries, such Member shall have his or her spouse execute a consent substantially in the form attached to this Agreement as Exhibit B.

INTENDING TO BE BOUND, all of the Members of Little Libros, LLC, a California limited liability company, have executed this Agreement, effective as of the date written above.

**COMMON MEMBERS:**

By: ______________________________
Patricia Rodriguez

By: ______________________________
Ariana Stein

**PREFERRED SERIES SEED MEMBERS:**

By: ______________________________
Ariana Stein

By: ________________________________

Patricia Rodriguez

**MANAGERS:**

By: ________________________________

Patricia Rodriguez

By: ________________________________

Ariana Stein

<u>EXHIBIT A</u>

## CAPITAL CONTRIBUTION TABLE

| **Name and SSN of Member** | **Address** | **Consideration (and value of Consideration if non-cash)** |
|---|---|---|
| Patricia Rodriguez<br><br>SSN ON FILE | ADDRESS ON FILE | |
| Ariana Stein<br><br>SSN ON FILE | ADDRESS ON FILE | |
| | | |
| | | |
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## EXHIBIT B

## SCHEDULE OF MEMBER UNITS

| | Name of Member | COMMON | PREFERRED SERIES SEED |
|---|---|---|---|
| 1. | Patricia Rodriguez | 1,000 | 532,500 |
| 2. | Ariana Stein | 1,000 | 532,500 |
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**EXHIBIT C**

**CONSENT OF SPOUSE**

**SPOUSAL CONSENT AND ACKNOWLEDGMENT**

The undersigned spouse of [name] ("Owner") hereby acknowledges that the Membership Units of Owner in Little Libros, LLC (the "Company") is the community property of Owner and that all of the undersigned's right or claim whatsoever in the Membership Units including, but not limited to, capital, profits, losses and distributions, is subject to the terms and conditions of the Limited Liability Company Agreement of Little Libros, LLC (the "Limited Liability Company Agreement").

In the event the undersigned shall subsequently acquire any right, title, interest or claim in or to the Membership Units by means of a transfer as described in the Limited Liability Company Agreement, the undersigned consents to and agrees to be bound by the restrictions, option rights and all other terms and provisions of the Limited Liability Company Agreement.

Dated: [date]

____________________________________

[Signature]

State of [name of state])

County of [name of county] ) ss.:

On this [date], before me [name], Notary Public, personally appeared [name], personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and

acknowledged to me that he/she executed the same in his/her authorized capacity, and that by his/her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Witness my hand and official seal.

____________________

Notary Public